Exhibit 99.6

Prosper Creates Exceptional CX with Industry-Leading NICE CXone Mpower

Prosper will digitally overhaul operations with a broad range of CX AI solutions to help streamline and improve the customer experience

Hoboken, N.J., December 09, 2024 – NICE (Nasdaq: NICE) today announced that Prosper, a financial services company, has selected NICE as their CX transformation partner. With a breadth of enterprise capabilities to leverage now and in the future, NICE will enable Prosper to manage its customer experience holistically, scale effectively, mitigate risk, and improve operations.

Dedicated to meeting customers wherever they are in the journey to advance their financial well-being, Prosper selected NICE CXone Mpower to future-proof their business for all CX needs. The flexibility, openness, and extensibility of the award-winning CXone Mpower platform is intended to adapt into the Prosper ecosystem, creating full visibility into operations with the tools to enable agile, swift responses to meet market and business changes. Adding SmartReach for proactive outbound engagement enables Prosper to reach customers quickly and effectively to meet business KPIs and increase revenue.

With NICE’s industry-leading Workforce Management capability, Prosper expects to realize significant improvements in forecasting, scheduling, and intraday management, along with Enhanced Strategic Planner to model long-term “what if” scenarios and plan effectively for the future. Further, NICE Interaction Analytics with Enlighten AI for Complaint Management surfaces & remediates customer complaints automatically. Enlighten for Customer Satisfaction powers coaching on key agent soft-skill behaviors and raise performance across the business. With NICE, Prosper is poised for further digital and AI innovation to deliver exceptional experiences.

“With the powerful combination of NICE solutions including SmartReach, Prosper can efficiently connect with our customers at the right time, uncover valuable insights, and refine our engagement strategy to enhance the customer experience continuously,” said Jeff Killian, EVP Operations, Prosper. “NICE’s reputation stands out in the marketplace, and we are excited to see the outcomes we will achieve together to better serve our customers.”

Barry Cooper, President, CX Division, NICE, said, “Meeting the customer where they are on their journey, and understanding what that customer has already completed, is essential to providing seamless CX. Prosper’s dedication to deliver industry-leading experiences with NICE’s comprehensive CX AI platform displays its commitment by being proactive in understanding and addressing consumer needs with innovation purpose-built for Customer Experience.”

About Prosper
Founded in 2005, Prosper introduced U.S. consumers to an innovative new approach to personal finance called peer-to-peer lending. Almost twenty years later, Prosper has helped over 2 million customers achieve financial well-being through a comprehensive suite of products. Prosper’s flagship personal loan marketplace continues to offer a unique value for borrowers and investors alike. Home equity loans and lines of credit through Prosper provide homeowners a range of options and choices for tapping into the equity they’ve worked hard to build. The Prosper® Card supports people seeking access to credit and flexibility in managing their finances. Regardless of the product, Prosper is dedicated to meeting people where they are in their financial journey, in order to advance their financial well-being. www.prosper.com

All personal loans made by WebBank. The Prosper Credit Card is an unsecured credit card issued by Coastal Community Bank, Member FDIC, pursuant to license by Mastercard® International. All home equity products are underwritten and issued by Prosper’s Lending Partners.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.